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[VIVENDI UNIVERSAL LOGO]



          VIVENDI UNIVERSAL ANNOUNCES EDGAR BRONFMAN, JR.'S DECISION
                    TO RESIGN EXECUTIVE RESPONSIBILITIES;
             WILL REMAIN VICE CHAIRMAN OF THE BOARD OF DIRECTORS

NEW YORK AND PARIS, DECEMBER 6, 2001 - Jean-Marie Messier, Chairman and CEO of Vivendi Universal [NYSE: V; PARIS BOURSE: EX FP] announced today that he has, with regret, accepted Edgar Bronfman, Jr.'s decision to resign from his position as Executive Vice Chairman. Mr. Bronfman will remain Vice Chairman of the Board and a close advisor to Mr. Messier.

"I deeply regret Edgar's decision, but fully understand his wishes. Edgar has, since the beginning, been my friend and partner in creating this company. Although I will miss our day-to-day interaction, we will maintain our good friendship, and I am pleased that he will remain an active and valued member of our Board and a close advisor to me as we continue to build Vivendi Universal for the future.

"Edgar has played a particularly active role and achieved great success in building a new company following our merger. Edgar Bronfman, Jr.'s role was tremendously significant in integrating our companies. The integration brought about the adoption of Vivendi Universal's policies by the principal U.S. business unit leaders: Doug Morris for Music; Ron Meyer and Stacey Snider for Universal Studios; Ken Cron for Games; Nader Darehshori for Education; and Robin Richards for Internet. Edgar's personal leadership style, his ability to build teams and our shared vision has contributed greatly to the success of our new company. He has been the architect behind the exceptional performance and leadership positions of Universal Studios, in addition to creating the world's premier music company, Universal Music Group. Now, Edgar, in accordance with his contract and pursuant to our agreement that opens a `window' on the first anniversary of the merger, has decided that the time has come for him to seek new business opportunities.

"At the end of our first year," Mr. Messier continued, "Vivendi Universal is in a very strong position, with solid performance in virtually every business. I am deeply gratified by Edgar's confidence in our team and in the future growth prospects of our company."

"Obviously, this was a very difficult decision, but I believe it is the right choice for me and the right time for the company," said Edgar Bronfman, Jr. "Our integration has proceeded rapidly and smoothly, with clearly measurable results. Vivendi Universal's businesses are leaders, and our first year's financial performance will be very strong. I am particularly proud of the performance of all the Universal entertainment businesses. Each one has had a remarkable year and is a major contributor to the success of Vivendi Universal. The performance of our combined enterprise has been a testament to the strategic logic behind our vision, as well as the skill and talent of the entire Vivendi Universal management team and our thousands of employee colleagues around the globe.





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"My relationship with Jean-Marie has grown over the last two-plus years, and we are much more than two executives building a company. It has been a privilege and a pleasure to work with him. Jean-Marie has become a close and good friend, and I continue to have great confidence in his leadership and the future of this company - and great confidence in an enduring friendship.

"As previously announced, and as representative of my father's family, we have no plan to sell Vivendi Universal shares in 2002.

"Given all that we have achieved, this is a good time for me to step back from my executive responsibilities and take some time to consider my next step. At this point, I have no firm plans, other than to remain an active and constructive Board member. As a representative of the largest shareholder, I will remain focused on creating value and growth for all the shareholders of this great company," concluded Mr. Bronfman.

                                     ###

NOTE TO EDITORS: A letter to employees of Vivendi Universal worldwide from Edgar Bronfman, Jr. is attached to this press release or available through the media contacts listed below.

ABOUT VIVENDI UNIVERSAL:
------------------------
MEDIA AND COMMUNICATIONS AND ENVIRONMENTAL SERVICES: The media and communications business is divided into five business segments: Music, Publishing, TV and Film, Telecoms and Internet. The MUSIC business is conducted through Universal Music Group, the world's leading music company, which develops, acquires, manufactures, markets and distributes recorded music through wholly owned operations or licensees in 63 countries around the world. Universal Music Group's other businesses also include one of the world's largest music publishing companies, which involves the acquisition of rights to, and licensing of, musical compositions. The PUBLISHING business is a worldwide content leader in its core markets: education/literature, games, and healthcare information. It provides content across multiple platforms. The TV AND FILM business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay-TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world. The TELECOMS business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe. The INTERNET business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers. VIVENDI ENVIRONNEMENT is a 63-percent owned subsidiary of Vivendi Universal, which operates the environmental services business, with operations around the globe.

MEDIA RELATIONS CONTACTS:                       INVESTOR RELATIONS CONTACTS
NEW YORK - VIVENDI UNIVERSAL                    NEW YORK - VIVENDI UNIVERSAL
Anita Larsen                                    Eileen McLaughlin
212-572-1118, or                                212-572-8961
Mia Carbonell
212-572-7556                                    PARIS - VIVENDI UNIVERSAL
                                                Laurence Daniel
PARIS - VIVENDI UNIVERSAL                       011-33-1-71-71-1233
Antoine Lefort
011-33-1-71-71-1180


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      LETTER TO ALL VIVENDI UNIVERSAL EMPLOYEES FROM EDGAR BRONFMAN, JR.
      ------------------------------------------------------------------

December 6, 2001

Dear Vivendi Universal Colleague:

I am writing to let you know that I have made the difficult decision to resign my executive responsibilities as Vice Chairman of Vivendi Universal. As I explained to Jean-Marie Messier, I feel comfortable that with the Company on such a strong footing and making excellent progress, now is the right time for me to pursue new challenges.

The speed and smoothness of our integration, and the performance of our combined enterprise, have been superb - all of which attests to the strategic logic of the merger and the efforts and skill of the entire VU management team.

It has been a privilege and a pleasure for me to work with Jean-Marie in the formation and launch of this great company. I share his vision and I believe that his energy and focus are the necessary ingredients to drive this company forward. As a representative of the Company's largest shareholder, I believe under Jean-Marie's leadership Vivendi Universal will continue to grow and evolve and create exceptional value for all its stakeholders. I am very pleased that Jean-Marie has asked that I remain as Vice-Chairman of the Board and an advisor to the company, and I look forward to doing so.

The assets, businesses and management teams that came together to form Vivendi Universal are unique and powerful. I am particularly proud that the businesses contributed by Seagram, which now form a central part of Vivendi Universal, are contributing so strongly to our success. This is a reflection of our successful transformation of a mature beverage alcohol business into a higher growth and more diverse enterprise.

As Seagram's CEO, the fulfillment of our vision required $84 billion of transactions and the growth or transformation each of our operating companies. In those operating businesses, from the time we entered the world of entertainment some six-and-a-half years ago, we have created, by any and every measure, the world's largest, strongest and finest music company in the history of that industry. We have undertaken the extraordinarily successful turnaround of Universal Pictures resulting in the three best years in that proud organization's history. We have expanded, both globally and creatively, Universal's recreation business, creating a global standard for theme park entertainment. We have restored strength, growth and momentum to Seagram's Spirits and Wine brands and businesses in all corners of the world.

In each and every instance, and across each of our businesses, it has been my privilege to work with exceptional leaders and thousands of outstanding people. I am forever grateful for their dedication, warmth and talent. I am also indebted to them for their unswerving belief, their unwavering support and their steadfast sense of purpose as our transformation unfolded. The success we achieved is entirely due to their efforts. By far the hardest consequence of my decision will be living without my daily interaction with these extraordinary people.


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Yet for me, at this stage of my life and career, this is the right decision and the right time. Though I don't know precisely what lies ahead, I am excited at the prospect of building another business. I am also eager to spend some time with my family and friends, a precious thing which I have too often overlooked.

At this turning point in my life, it is hard to express the myriad thoughts and emotions I have. I am proud of my record so far. I am grateful to, and care deeply about the people with whom I have worked so long and so hard. And I am excited and challenged to begin a new chapter of my life and career, using as a foundation the lessons learned and the experience gained after nearly twenty years at Seagram.

Now begins what's next.


- Edgar